     As filed with the Securities and Exchange Commission on April 1, 1999.

                                                              File No. 333-30013

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        POST-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                         HARTFORD LIFE INSURANCE COMPANY
             (Exact name of registrant as specified in its charter)

                                   CONNECTICUT
         (State or other jurisdiction of incorporation or organization)

                                      6355
            (Primary Standard Industrial Classification Code Number)

                                    06-094148
                     (I.R.S. Employer Identification Number)

                                  P.O. BOX 2999
                        HARTFORD, CONNECTICUT 06104-2999
                     (Address of Principal Executive Office)

                            MARIANNE O'DOHERTY, ESQ.
                               HARTFORD LIFE INC.
                                  P.O. BOX 2999
                        HARTFORD, CONNECTICUT 06104-2999
                              (860) 843-6733
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:  May 3, 1999


If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933 check the following box.   [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11 (a)(1)
of this form, check the following box.   [ ]

HARTFORD LIFE INSURANCE COMPANY
THE GENERAL ACCOUNT OPTION
UNDER GROUP VARIABLE ANNUITY CONTRACTS
ISSUED BY HARTFORD LIFE INSURANCE COMPANY

This Prospectus describes the General Account Option available under certain group variable annuity contracts (the "Contract" or "Contracts"). Hartford Life Insurance Company issues the Contracts with respect to its Separate Accounts known as Hartford Life Insurance Company DC Variable Account - I and a series of Hartford Life Insurance Company Separate Account Two. This Prospectus must be accompanied by, and should be read together with, the prospectus for the Contract and the applicable Separate Accounts.

We issue the Contracts in connection with Deferred Compensation Plans of tax-exempt and governmental employers. The Contract Owner can allocate Contributions, in whole or in part, to the General Account Option or to the Separate Accounts during the period before annuity payments start. Contributions allocated to the General Account Option become part of our company assets in our General Account. During the period before annuity payments start, we credit interest on Contract values allocated to the General Account Option at a rate of interest that is at least equal to the Guaranteed Interest Rate stated in the Contract. We can declare rates of interest from time to time that are greater that the Guaranteed Interest Rate.

The Morality, Expense Risk and Administrative charge applicable to Contract values in the Separate Accounts does not apply to the General Account Option. However, all other charges as described in the prospectus for the Contract and the Separate Accounts accompanying this Prospectus, including the Annual Maintenance Fee, Contingent Deferred Sales Charges, Transfer Fee and Charges for Premium Taxes, apply equally to Contract values held in the General Account Option.

We generally process distributions and transfers from the General Account Option within a reasonable period of time after we receive a Participant request at our Administrative Office. We deduct applicable charges from distributions and transfers. Under certain conditions, transfers from the General Account Option may be limited or deferred. Distributions may be deferred or subject to a market value adjustment that could result in your receipt of less than the total of your Contributions.

If you decide to become a Contract Owner or a Participant, you should keep this Prospectus for your records. This Prospectus is filed with the Securities and Exchange Commission. The Securities and Exchange Commission doesn't approve or disapprove these securities or determine if the information is truthful or complete. Anyone who represents that the Securities and Exchange Commission does these things may be guilty of a criminal offense.

This Prospectus can also be obtained from the Securities and Exchange Commissions' website (HTTP://WWW.SEC.GOV).

This group variable annuity contract IS NOT:

-        A bank deposit or obligation
-        Federally insured
-        Endorsed by any bank or governmental agency

Prospectus Dated: May 3, 1999

                              AVAILABLE INFORMATION

Hartford is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such filings can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and at the Commission's Regional Offices located at 75 Park Place, New York, NY and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL. Copies of such materials also can be obtained, at prescribed rates, from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web Site that contains reports, proxy statements, information statements and other information regarding Hartford at the following address: http://www.sec.gov.

Hartford has filed a registration statement (the "Registration Statement") with the Commission under the Securities Act of 1933 relating to the contracts offered by this Prospectus. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto, and reference is hereby made to such Registration Statement and exhibits for further information relating to Hartford and the contracts. The Registration Statement and the exhibits thereto may be inspected and copied, and copies can be obtained at prescribed rates, in the manner set forth in the preceding paragraph.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Annual Report on Form 10-K for the fiscal year ended December 31, 1998, dated March 31, 1999, previously filed by Hartford with the Commission under the 1934 Act is incorporated herein by reference.

Hartford will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of such reports, without the exhibits thereto. Requests for such reports should be directed to Hartford Life Insurance Company, P.O. Box 1583, Hartford, Connecticut 06144-1583, telephone:
1-800-528-9009.


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                                TABLE OF CONTENTS

                                                                         PAGE
SUMMARY.................................................................
GLOSSARY OF SPECIAL TERMS...............................................
INTRODUCTION............................................................
THE GENERAL ACCOUNT OPTION..............................................
   A. The Accumulation Period...........................................
      1. Contributions..................................................
      2. Guaranteed Interest Rates and Declared Interest Rates..........
      3. Participants' Individual Account Values........................
      4. Transfers from the General Account Option......................
      5. Transfers to the General Account Option........................
      6. Surrenders.....................................................
        (a) General.....................................................
        (b) Payment of Full or Partial Surrenders.......................
        (c) Contract Termination........................................
      7. Experience Rating of the Contracts.............................
   B. Annuity Period....................................................
INVESTMENTS BY HARTFORD.................................................
DISTRIBUTION OF THE CONTRACTS...........................................
FEDERAL TAX CONSIDERATIONS..............................................
   A. Taxation of Hartford..............................................
   B. Information Regarding Deferred Compensation Plans
       for State and Local Governments..................................
HARTFORD LIFE INSURANCE COMPANY
   A. Business of Hartford..............................................
   B. Selected Financial Data...........................................
   C. Management's Discussion and Analysis of Financial
       Condition and Results of Operation...............................
      1. Consolidated Results...........................................
      2. Business Segment Information...................................
   D. Reinsurance.......................................................
   E. Reserves..........................................................
   F. Investments.......................................................
   G. Competition.......................................................
   H. Employees.........................................................
   I. Properties........................................................
   J. Regulation........................................................
LEGAL OPINIONS..........................................................
EXPERTS.................................................................
APPENDIX A - MARKET VALUE LUMP SUM OPTION
FINANCIAL STATEMENTS....................................................

                                     SUMMARY

This Prospectus describes the General Account Option under Contracts issued in connection with Deferred Compensation Plans of tax-exempt and governmental employers. We issue the Contracts with respect to our Separate Accounts known as Hartford Life Insurance Company DC Variable Account - I ("DC-I") and a series of Hartford Life Insurance Company Separate Account Two ("DC-II"). Contributions to the General Account Option become a part of our company assets in our General Account. Contributions to the Contracts can also be allocated to one or more variable Sub-Accounts of the Separate Accounts. "Sub-Accounts" are divisions of a Separate Account. The Contracts and the Separate Accounts are described in a separate prospectus accompanying this Prospectus. All such prospectuses should be read carefully and retained for future reference.

We credit interest on Contributions to the General Account Option during the Accumulation Period. We establish specified Guaranteed Interest Rates for the first five calendar years (a "Five Year Guarantee Period") for Contributions received during the calendar year in which the Contract is issued (the "First Calendar Year"). Before the start of each calendar year following the First Calendar Year, we establish Guaranteed Interest Rates for a Five Year Guarantee Period for Contributions received in such following year. We establish Guaranteed Interest Rates annually after each Five Year Guarantee Period.

We can establish Declared Interest Rates in excess of any Guaranteed Interest Rates from time to time. Declared Interest Rates can apply to some or all of the values under the General Account Option for periods of time that we determine. The rates of interest credited will affect Participant Account values (see "The General Account Option Participant Account Values") and are used to determine amounts payable upon termination of the Contracts. (See, "Surrenders - Contract Termination").

Generally, we intend to invest the General Account assets attributable to the Contracts in investment grade securities. We have no specific formula for determining the rates of interest that we will establish as Declared Interest Rates or Guaranteed Interest Rates in the future. However, our determination generally will be affected by interest rates available on the types of debt instruments in which we intend to invest the proceeds attributable to the General Account Option. In addition, we can also consider various other factors in determining Declared and Guaranteed Interest Rates for a given period, including, regulatory and tax requirements; sales commission and administrative expenses borne by us; general economic trends; and competitive factors. (See, "Investments by Hartford").

During the Accumulation Period, the Contract Owner may allocate all or a portion of a Participant's Account value held under the General Account Option to one or more of the variable Sub-Accounts of the Separate Account. We do not deduct Contingent Deferred Sales Charges on such transfers. However, there are restrictions which may limit the amount that may be so allocated and transfers may be deferred in certain cases. (See, "Transfers from the General Account Option"). Distributions from the General Account Option are generally made within a reasonable period of time after a request is received and reflect the full value of Participant's Account values less applicable charges described in the Contract prospectus. However, under certain conditions, distributions may be deferred or subject to a market value adjustment.
(See, "Surrenders").

                            GLOSSARY OF SPECIAL TERMS

ACCUMULATION PERIOD: The period before the start of Annuity payments.

ACTIVE LIFE FUND: The sum of all Participant Account values under a Contract during the Accumulation Period.

ADMINISTRATIVE OFFICE: Located at 200 Hopmeadow Street, Simsbury, CT 06089. The mailing address for correspondence concerning this Contract is P.O. Box 1583, Hartford, CT 06144-1583, except for overnight or express mail packages, which should be sent to: 200 Hopmeadow Street, Attention: Asset Management Services. Simsbury, CT 06089.

ANNUITANT: The person on whose life Annuity payments are based.

ANNUITY: A series of payments for life or another designated period.

ANNUITY COMMENCEMENT DATE: The date we start to make Annuity payments to you.

ANNUITY PERIOD: The period during which we make Annuity payments to you.

CODE: The Internal Revenue Code of 1986, as amended.

COMMISSION: Securities and Exchange Commission.

CONTRACT OWNER: The Employer or entity owning the Contract.

CONTRACT YEAR: A period of 12 months beginning with the effective date of the Contract or with any anniversary of the effective date.

CONTRIBUTION(S): The amount(s) paid or transferred to us by the Contract Owner on behalf of Participants pursuant to the terms of the Contracts.

DATE OF COVERAGE: The date on which we receive the application on behalf of a Participant.

DECLARED INTEREST RATE(S): One or more rates of interest that we declare which will never be less than the Guaranteed Interest Rates and may apply to some or all of the Participant Account values allocated to the General Account Option for period(s) of time determined by us.

DEFERRED COMPENSATION PLAN: A plan established and maintained in accordance with the provisions of section 457 of the Code and the regulations issued thereunder.

EMPLOYER: A governmental or tax-exempt employer maintaining a Deferred Compensation Plan for its employees or other eligible persons.

GENERAL ACCOUNT: Our General Account that consists of all of our company assets.

GUARANTEED INTEREST RATE(S): The minimum rate(s) of interest to be credited on the General Account portion of the Active Life Fund, as set forth in the Contract.

HARTFORD (ALSO, "WE", "US" OR "OUR"): Hartford Life Insurance Company.

MARKET VALUE LUMP SUM OPTION: At Contract termination, a lump sum payment that is adjusted for the market value of the underlying assets as described under the formula under "The General Account Option - The Accumulation Period - Surrenders."

PARTICIPANT: A term used to describe, for record keeping purposes, any employee or other eligible person electing to participate in the Deferred Compensation Plan of the Employer/Contract Owner.

PARTICIPANT ACCOUNT: An account to which the General Account values and the Separate Account values held by the Contract Owner on behalf of Participant under the Contract are allocated.

PARTICIPANT'S CONTRACT YEAR: A period of twelve (12) months beginning with the Date of Coverage of a Participant and each successive 12-month period.

PLAN: The Deferred Compensation Plan of an Employer.

PREMIUM TAX: A tax charged by a state or municipality on premiums, purchase payments or Contract values.

SEPARATE ACCOUNTS: Our separate accounts called Hartford Life Insurance Company DC Variable Account-I ("DC-I") and a series of Hartford Life Insurance Company Separate Account Two ("DC-II").

SURRENDER:  Any partial or complete withdrawal of Contract values.

                                  INTRODUCTION

This Prospectus sets forth information you should know before you purchase or become a Participant in the General Account Option under Contracts. This Prospectus describes only the parts of the Contracts relating to the General Account Option. The Contracts also contain certain variable Separate Accounts. The Contracts and the Separate Accounts are described in a separate prospectus that accompanies this Prospectus. Please read them together and retain them for your records.

                           THE GENERAL ACCOUNT OPTION

The General Account Option is available under Contracts issued in connection with a Deferred Compensation Plan of an Employer. The Contracts provide for both an Accumulation Period and an Annuity Period. During the Accumulation Period, the Employer can make Contributions to the General Account Option. Those Contributions, and the interest credited thereon, become part of our General Account. During the Annuity Period, Fixed or Variable Annuities can be purchased with Participant Account values. The operation of the Contract during the Annuity Period is described in the Contract prospectus accompanying this Prospectus.

A. THE ACCUMULATION PERIOD

     1. CONTRIBUTIONS

Contract Owners and Participants may allocate Contributions and Contract values to the General Account Option.

     2. GUARANTEED INTEREST RATES AND DECLARED INTEREST RATES


We credit interest on Contributions to the General Account Option during the Accumulation Period. We establish specified Guaranteed Interest Rates for the first five calendar years (a "Five Year Guarantee Period") for Contributions received during the calendar year in which the Contract is issued (the "First Calendar Year"). Before the start of each calendar year following the First Calendar Year, we establish Guaranteed Interest Rates for a Five Year Guarantee Period for Contributions received in such following year. The Guaranteed Interest Rates for a Five Year Guarantee Period may not be the same in each year.

After each Five Year Guarantee Period, we establish Guaranteed Interest Rates annually (a "One Year Guarantee Period"). These one-year Guaranteed Interest Rates commence automatically at the end of a Five Year Guarantee Period and at the end of each subsequent One Year Guarantee Period. All Guaranteed Interest Rates and Declared Interest Rates are effective annual rates after taking into account daily compounding of interest.

The following example is for illustrative purposes only. It contains hypothetical rates of interest. Actual Guaranteed Interest Rates for any given time may be more or less than those illustrated.

     EXAMPLE: A Contract is issued on July 1, 1999. At issue, we set the Guaranteed Interest Rates for calendar years 1999 through 2003 as follows:

          CALENDAR YEAR                  GUARANTEED INTEREST RATE
                                    (APPLICABLE TO 1999 CONTRIBUTIONS)
              1999                                 5.00%
              2000                                 4.75%
              2001                                 4.50%
              2002                                 4.25%
              2003                                 4.00%

Assume that we receive Contributions of $1,000 during 1999 and that we receive Contributions of $1,500 during 2000. We will credit the 1999 Contributions of $1,000 with interest at a rate of at least 5.00% (i.e., the Guaranteed Interest Rate for 1999) for 1999. During 2000, we will credit the 1999 Contributions, along with the interest credited from 1999, with interest at a rate of at least 4.75% per year. Similarly, for calendar years 2001, 2002, and 2003, we will credit the 1999 Contributions, along with the interest credited from prior years, with interest at a rate of at least 4.50%, 4.25% and 4.00% per year respectively. At the end of 2003, we will set a one-year Guaranteed Interest Rate for 2004. We will follow this procedure for setting a one-year Guaranteed Interest Rate for each subsequent year.

At the end of 1999, we will set the Guaranteed Interest Rates for calendar years 2000 through 2004 for the Contributions of $1,500 received in 2000. At the end of 2004 and annually thereafter, we will set one-year Guaranteed Interest Rates for the 2000 Contributions of $1,500 along with the interest that was credited on the $1,500 in prior years.

We will follow the same procedure for contributions received in 2001 and later. At the end of each calendar year, we will set Guaranteed Interest Rates for each of the next five calendar years for the following year's Contributions. At the end of each Five Year Guarantee Period for a particular year's contributions, we will establish one-year Guaranteed Interest Rates annually.

We can establish Declared Interest Rates in excess of any Guaranteed Interest Rates from time to time. Declared Interest Rates can apply to some or all of the values under the General Account Option for periods of time that we determine. For example, we could determine to declare an interest rate in excess of the otherwise applicable Guaranteed Interest Rate(s) for a nine month period, and applicable only to Participant Account values attributable to Contributions received in a particular time period. The rates of interest credited will affect Participant Account values (see " Participants Account Values," below) and are used to determine amounts payable upon termination of the Contracts (See, "Surrenders - Contract Termination"). We will provide the Contract Owner with written notification of the Declared Interest Rate and the values to which the Declared Interest Rate will apply.

We have no specific formula for determining the rates of interest that we will establish as Declared Interest Rates or Guaranteed Interest Rates in the future. However, our determination generally will be affected by interest rates available on the types of debt instruments in which we intend to invest the proceeds attributable to the General Account Option. In addition, we can also consider various other factors in determining Declared and Guaranteed Interest Rates for a given period, including, regulatory and tax requirements; sales commission and administrative expenses borne by us; general economic trends; and competitive factors. (See, "Investments by Hartford"). WE WILL MAKE THE FINAL DETERMINATION AS TO ANY DECLARED INTEREST RATES AND ANY GUARANTEED INTEREST RATES IN EXCESS OF THE CONTRACTUALLY GUARANTEED RATE. WE CANNOT PREDICT NOR CAN WE GUARANTEE THE RATES OF ANY FUTURE DECLARED INTEREST OR GUARANTEED INTEREST RATES IN EXCESS OF THE CONTRACTUALLY GUARANTEED RATE.

3. PARTICIPANT ACCOUNT VALUES

We credit interest on Participant Account values held under the General Account Option at rates at least equal to the applicable Guaranteed Interest Rates. We allocate Contributions to Participant Accounts, and begin crediting interest as of the date we receive the Contribution at our Administrative Office. We credit interest to Participant Account values daily.

4. TRANSFERS FROM THE GENERAL ACCOUNT OPTION

The Contract Owner may transfer Participant Account values held in the General Account Option to one or more of the Sub-Accounts of the Separate Accounts under the Contract. The charges for transfers are described in the prospectus for the Contracts which accompanies this Prospectus. We do not deduct Contingent Deferred Sales Charges when a transfer is made to the Separate Accounts.

All transfers are made on a last in, first out basis. This means the portion of a Participant Account attributable to older Contributions or transfers will be transferred only after the portion attributable to the most recent Contribution or transfer has been transferred.

The right to transfer Contract values is subject to our right to limit any such transfer in any calendar year, to one-sixth (1/6) of the Participant Account value under the General Account Option under the Contract as of the end of the preceding calendar year. (See "Surrenders").

Transfers of assets presently held in the General Account Option, or that were held in the General Account Option at any time during the preceding three month period to the Hartford Money Market Sub-Account are prohibited. Similarly, transfers of assets presently held in the Hartford Money Market Sub-Account or which were held in such Sub-Account or the General Account Option during the preceding three months, to the General Account Option are prohibited.

5. TRANSFERS TO THE GENERAL ACCOUNT OPTION

You can transfer Participant Account values from a Separate Account to the General Account Option at any time. The charges for transfers are described in the Contract prospectus that accompanies this Prospectus. We do not deduct Contingent Deferred Sales Charges when a transfer is made. We will treat such transfers like Contributions to the General Account Option on the date of such transfer.


6. SURRENDERS

     (a) GENERAL

     Subject to the termination provisions described below, the Contract Owner can request a full or partial Surrender of Participant Account values, less any Contingent Deferred Sales Charge, at any time. However, if the sum of all Surrenders and transfers from the General Account Option in a calendar year, including the currently requested Surrender, exceeds one-sixth (1/6th) of the aggregate values held in the General Account Option under the Contract at the end of the preceding calendar year, we reserve the right to defer Surrenders in excess of the limit to the next calendar year. At such time, unless we are directed in writing otherwise, deferred Surrenders will be made in the order originally received up to the limit, if applicable. We will use this method until all Surrenders have been satisfied.

     (b) PAYMENT OF FULL OR PARTIAL SURRENDERS (PARTICIPANT ACCOUNT ONLY)

     In the event of a partial Surrender of a Participant's Account, we will pay the requested value less any applicable Contingent Deferred Sales Charge. We will make all partial Surrenders of a Participant Account on a last in, first out basis. This means the portion of your Participant Account attributable to your most recent Contribution (or transfer) will be Surrendered first. In the event of a full Surrender of a Participant Account, we will pay the account value less any applicable Premium Tax not previously deducted, the Annual Maintenance Fee and applicable Contingent Deferred Sales Charges.

     CONTINGENT DEFERRED SALES CHARGES: We deduct a Contingent Deferred Sales Charge ("Sales Charge") from Surrenders of or from the Contract. THE AMOUNT OF THE SALES CHARGE DEPENDS ON THE SALES CHARGE SCHEDULE IN THE CONTRACT. THERE ARE FOUR SEPARATE GROUP VARIABLE ANNUITY CONTRACTS WITH DIFFERENT SALES CHARGE SCHEDULES. THE SALES CHARGE UNDER EACH DEPENDS ON the number of Participant's Contract Years completed with respect to a Participant's Account before the Surrender. The Sales Charge is a percentage of the amount Surrendered.


PARTICIPANT'S CONTRACT YEARS                                  SALES CHARGE
During the First through the Eighth Year                               5%
During the Ninth through Fifteenth Year                                3%
Sixteenth Year and thereafter                                          0%

PARTICIPANT'S CONTRACT YEARS                                  SALES CHARGE

During the First through the Sixth Year                                7%
During the Seventh through Twelfth Year                                5%
Thirteenth Year and thereafter                                         0%

PARTICIPANT'S CONTRACT YEARS                                  SALES CHARGE

During the First through the Sixth                                     5%
During the Seventh through Eight Year                                  4%
During the Ninth through Tenth Year                                    3%
During the Eleventh through Twelfth Year                               2%
Thirteenth Year and thereafter                                         0%

PARTICIPANT'S CONTRACT YEARS                                  SALES CHARGE

During the First through the Second Year                               5%
During the Third through Fourth Year                                   4%
During the Fifth Year                                                  3%
During the Sixth Year                                                  2%
During the Seventh Year                                                1%
Eighth Year and thereafter                                             0%

We may reduce the amount or term of the Sales Charge (see "Experience Rating under the Contracts"). The Sales Charge will never exceed 8.5% of aggregate Contributions to a Participant's Account. Please consult the prospectus for the related group variable annuity contract and the Separate Account for applicable Sales Charges.

     (c) CONTRACT TERMINATION (CONTRACT OWNERS ONLY)

     If the Contract Owner requests a full Surrender of the Contract or of all Contract values held in the General Account Option, the Contract Owner may select one of the two optional methods of payment, as described below. The terms utilized have the following meanings:

          i = the rate of interest (expressed as a percent, e.g. .05 = 5%) to be credited, subject to a minimum rate of 0% and a maximum rate of B%.

          A = The weighted average interest rate (expressed as a decimal, e.g. 1% = .01) being credited under the General Account Option as of the date of termination.

          B = The average yield (expressed as decimal, e.g. 1% = .01) for the month prior to the date of termination of the higher of the Salomon Brothers weekly index of new Long Term Public Utilities rated Aa by Moody's Investors Services, Inc. and the Salomon Brothers weekly Index of Current Coupon 30 year Federal National Mortgage Association Securities, or their equivalents.

          (i) BOOK VALUE SPREAD OPTION (PERIODIC PAYMENT NOT TO EXCEED FIVE YEARS):

          Under this option, we will pay an amount equal to the Contract values held in the General Account Option less applicable Premium Taxes, any Annual Maintenance Fee and applicable Sales Charges. We reserve the right to make such payment in level annual installments over a period not to exceed five years from the date of the request, in which event interest will be credited on the unpaid balance at a rate per annum produced by the following formula:

                            i = (A - 2(B - A)) - .005

          Example: If A = 6% and B = 7%, then interest on the unpaid balance would be paid at a rate of (.06 - 2(.07 - .06)) - .005 or 3.5%

          This formula may result in an interest rate that is less than the weighted average interest rate being credited under the General Account Option as of the date of termination.

          (ii) MARKET VALUE LUMP SUM OPTION:

          Under this option, we will pay a lump sum amount equal to the Contract values held in the General Account Option, less any applicable Sales Charges, Annual Maintenance Fee, and Premium Taxes multiplied by the appropriate market value factor. The amount payable on Surrender may be adjusted down by application of the market value adjustment. This market value factor is determined as follows:

          (a) if B is greater than A, the market value factor equals 1 - (6 (B-A)) or,

          (b) if A is greater than B, the market value factors equals 1.00

          Example: If A = 7% and B = 9%, then the market value factor would be 1
          - (6 (.09 - .07)) = .88.

          Under this option, it is possible that the amount payable on surrender would be more or less than your contribution(s).

          Additional examples of both optional methods of payment are contained in Appendix A.

7. EXPERIENCE RATING UNDER THE CONTRACTS: We may apply experience credits under a Contract based on investment, administrative, mortality or other factors, including, but not limited to (1) the total number of Participants, (2) the sum of all Participants' Account values, (3) the allocation of Contract values between the General Account and the Separate Accounts under the Contract, (4) present or anticipated levels of Contributions, distributions, transfers, administrative expenses or commissions, and (5) whether we are the exclusive annuity contract provider. Experience credits can take the form of a reduction in the deduction for mortality, expense risk and administrative undertakings, a reduction in the term or amount of any applicable Sales Charges, an increase in the rate of interest credited under the Contract, a payment to be allocated as directed by the Contract Owner, or any combination of the foregoing. We may apply experience credits either prospectively or retrospectively. We may apply and allocate experience credits in such manner as we deem appropriate. Any such credit will not be unfairly discriminatory against any person, including the affected Contract Owners or Participants. Experience credits have been given in certain cases. Participants in Contracts receiving experience credits will receive notification regarding such credits. Experience credits may be discontinued at our sole discretion in the event of a change in applicable factors.

B. ANNUITY PERIOD

We will normally make payments within 15 business days after we have received a claim for settlement or any other later specified date. We will make subsequent annuity payments on the anniversaries of the first payment.

The prospectus for the Contract and the Separate Account accompanying this Prospectus more fully describes the Annuity Period and the Annuity Payment Options under the Contracts.


                             INVESTMENTS BY HARTFORD

Assets of Hartford must be invested in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. (See page for percentage breakdown of Hartford's investments.)

Contract reserves will be accounted for in a non-unitized separate account. Contract Owners have no priority claims on assets accounted for in this separate account. All assets of Hartford, including those accounted for in this separate account, are available to meet the guarantees under the Contracts and are available to meet the general obligations of Hartford.

Nonetheless, in establishing Guarantee Rates and Current Rates, Hartford intends to take into account the yields available on the instruments in which it intends to invest the proceeds from the Contracts. (See "Establishment of Guarantee Rates and Current Rate"). Hartford's investment strategy with respect to the proceeds attributable to the Contracts will generally be to invest in investment-grade debt instruments having durations tending to match the applicable Guarantee Periods.

Investment-grade debt instruments in which Hartford intends to invest the proceeds from the Contracts include:

Securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government.

Debt securities which have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Baa), Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service.

Other debt instruments, including, but not limited to, issues of or guaranteed by banks or bank holding companies and corporations, which obligations, although not rated by Moody's Investors Services, Inc. or Standard & Poor's Corporation are deemed by Hartford's management to have an investment quality comparable to securities which may be purchased as stated above.

While the foregoing generally describes our investment strategy with respect to the proceeds attributable to the Contracts, we are not obligated to invest the proceeds attributable to the Contract according to any particular strategy, except as may be required by Connecticut and other state insurance laws.



                          DISTRIBUTION OF THE CONTRACTS

Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the General Account Option. The Hartford Financial Services Group, Inc ultimately control both HSD and Hartford. The principal business address of HSD is the same as that of Hartford.

The securities will be sold by salespersons of HSD who represent Hartford as insurance and variable annuity agents and who are registered representatives or Broker-Dealers who have entered into distribution agreements with HSD.

HSD is registered with the Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc.

Broker-dealers or financial institutions are compensated according to a schedule set forth by HSD and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on premium payments made by policyholders or contract owners. This compensation is usually paid from the sales charges described in this Prospectus.

In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HSD, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for different broker-dealers or financial institutions, will be made by HSD, its affiliates or Hartford out of their own assets and will not effect the amounts paid by the policyholders or contract owners to purchase, hold or surrender variable insurance products.

                           FEDERAL TAX CONSIDERATIONS

A.   TAXATION OF HARTFORD

     We are taxed as a life insurance company under the Internal Revenue Code of 1986, as amended. We own the assets of the General Account attributable to the Contracts. The income earned on these assets will be our income.

B. INFORMATION REGARDING DEFERRED COMPENSATION PLANS FOR STATE AND LOCAL GOVERNMENTS

     The tax treatment of Contributions and distributions under the Contracts issued to Employers which are state and local governments is briefly described in the prospectus for the Contracts and the Separate Accounts accompanying this Prospectus. HARTFORD LIFE INSURANCE COMPANY

A.   BUSINESS OF HARTFORD LIFE INSURANCE COMPANY

ORGANIZATION

     Hartford Life Insurance Company ("Hartford") is a stock life insurance company engaged in the business of writing life insurance, both individual and group, in all states of the United States and the District of Columbia. Hartford was originally incorporated under the laws of Massachusetts on June 5, 1902, and was subsequently redomiciled to Connecticut. Its offices are located in Simsbury, Connecticut; however, its mailing address is P.O. Box 2999, Hartford, CT 06104-2999. Hartford is a subsidiary of Hartford Fire Insurance Company, one of the largest multiple line insurance carriers in the United States. Hartford is ultimately owned by The Hartford Financial Services Group, Inc., a Delaware corporation.

     Hartford is rated A+ (superior) by A.M. Best and Company, Inc. on the basis of its financial soundness and operating performance. Hartford is rated AA by Standard & Poor's Corporation and AA+ by Duff and Phelps, on the basis of its claims paying ability. These ratings do not apply to the investment performance of the Sub-Accounts of the Separate Accounts. The ratings apply to Hartford's ability to meet its insurance obligations including those described in this Prospectus.

     Hartford provides for the insurance and retirement needs of millions of individuals and has been among the fastest growing major life insurance companies in the United States for the past several years, as measured by assets. At December 31, 1998, Hartford's total assets of $_____ billion included _______% of fixed maturities and ________% of separate accounts with the remainder representing equity securities, cash, policy loans, reinsurance recoverable, deferred policy acquisition costs and other assets.

The reportable segments of the Company and its subsidiaries are:

Annuity
Individual Life Insurance
Employee Benefits
Guaranteed Investment Contracts
Corporate operations

Revenue, income before income tax expense and assets by reportable segment are set forth in Note 7 in Notes to Consolidated Financial Statements.

BRIEF DESCRIPTION OF REPORTABLE SEGMENTS

The Company operates in three principal business segments: Annuity, Individual Life Insurance and Employee Benefits. The Company also maintains a Guaranteed Investment Contracts segment, which is primarily comprised of guaranteed rate contract business written prior to 1995 ("Closed Book GRC") and a Corporate Operation through which it reports net investment income on assets representing surplus not assigned to any of its business segments and certain other revenues and expenses not specifically allocable to any of its business segments. The following is a description of each segment, including a discussion of principal products, methods of distribution, and competitive environments.

Annuity

The Annuity segment focuses on the savings and retirement needs of the growing number of individuals who are preparing for retirement or have already retired. The Annuity segment offers fixed market value adjusted ("MVA") and variable annuities, deferred compensation plan services for municipal governments and corporations, structured settlement contracts and other special purpose annuity contracts, mutual funds, investment management contracts and certain other financial products. The Annuity segment accounted for $_______ million of the total segment earnings of the Company for the year ended December 31, 1998. Growth in the Company's assets has been driven by its sale of variable annuities. For the year ended December 31, 1998, the Company was the largest writer of both individual annuities and individual variable annuities. New sales of individual annuities were approximately $_______ billion in 1998, bringing total individual annuity account value to $________ billion as of December 31, 1998. Of the total individual annuity account value, $________billion relates to individual variable annuities and $________ billion relates to fixed MVA annuities held in guaranteed separate accounts. Of the Company's $_________billion in individual variable annuities in force, $________ billion, or 92%, are held in non-guaranteed separate accounts, as of December 31, 1998. In contrast, the next nine largest writers in the United States of variable annuities held an average of ________% of their variable annuities in force in non-guaranteed separate accounts, as of December 31, 1998, based on the Company's analysis of information compiled by Variable Annuity and Research Data Service ("VARDS").

The Company has distribution arrangements to sell its individual annuity products with approximately 1,350 national and regional broker-dealers and 450 banks. Management believes that it has established a strong distribution franchise through its long-standing relationships with the members of its bank and broker-dealer network and is committed both to expanding sales through these established channels of distribution and promoting new distributors for all its products and services.

Individual Life Insurance

The Individual Life Insurance segment focuses on individuals' needs regarding the transfer of wealth between generations, as well as the protection of individuals and their families against lost earnings resulting from death. The chief products sold in this market include both variable and fixed universal life-type contracts (including interest-sensitive whole life), as well as single premium variable life and term life products. Individual life insurance in force has increased from $45.2 billion in 1994 to $_______ billion in 1998, of which $_______ billion was derived from acquisitions. The Company's growth in insurance in force, together with favorable mortality results and a declining expense ratio, has resulted in increased segment earnings from $25 million in 1994 to $_______ million in 1998.

The primary Individual Life distribution system is focused on products designed for high-end estate and business planning. The high-end estate and business planning organization is managed through a sales office system of qualified insurance professionals with specialized training in sophisticated life insurance sales. These employees have access to an extensive network of licensed life insurance agents. High-end sales also occur, in certain regions, through a group of independent life insurance marketing organizations, each of which maintains a separate marketing agreement with the Company. In addition, other distribution relationships exist to provide incremental sales of life insurance products for both estate planning and basic protection against lost income from death. Furthermore, sales of single premium variable life are generated through the individual annuity distribution system. Along with HLA, ________% of total sales were produced by the sales office system, _________% resulted from the individual annuity distribution system with the remaining _______% of sales generated by other life insurance distribution relationships during 1998.

Employee Benefits

The Employee Benefits segment focuses on the needs of employers and associations to purchase group insurance products. The group life, long-term and short-term disability, stop-loss and supplementary medical coverages sold in this segment are reinsured to HLA. This segment also contains specialty businesses such as corporate owned life insurance ("COLI") and life/health reinsurance. Together with HLA, the Company is the largest writer of group short-term disability benefit plans and the second largest writer of group long-term disability insurance, as well as the fourth largest writer of group life insurance based on full-year 1997 new premium and premium equivalents, according to information compiled by the Employee Benefits Plan Review ("EBPR"). Management believes that, as a result of The Hartford's name recognition, the value-added nature of the Company's managed disability products and its effective claims administration, it is one of the leading sellers in the "large case" group market (companies with over 1,000 employees) and that further growth opportunities exist in the "small case" and "medium case" group markets. Sales of COLI have resulted in an increase in segment earnings from $18 million in 1994 to $________million in 1999.

The Employee Benefits segment uses an experienced group of Company employees to distribute its products through a variety of distribution outlets, including insurance agents, brokers, associations and third-party administrators.


B.   SELECTED FINANCIAL DATA

The following selected financial data for Hartford, its subsidiaries and affiliated companies should be read in conjunction with the consolidated financial statements and notes thereto included in this Prospectus beginning on page .



                               Statement of Income



                                                                    1998    1997    1996    1995    1994     1993    1992
                                                                    ----    ----    ----    ----    ----     ----    ----
                                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                                                -------------------------------
REVENUES
 Premiums and other considerations..................................       $1,637  $1,705  $1,487  $1,100     $747   $259
 Net investment income..............................................        1.368   1,397   1,328   1,292    1,051    907
 Net realized (losses) gains........................................            4   (213)    (11)       7       16      5

     Total Revenues.................................................        3,009   2,889   2,804   2,399    1,814  1,171

BENEFITS, CLAIMS AND EXPENSES
 Benefits, claims and claim adjustment expenses.....................        1,379   1,535   1,422   1,405    1,046    797
 Amortization of deferred policy acquisition costs..................          335     234     199     145      113     55
 Dividends to policyholders.........................................          240     635     675     419      227     47
 Other insurance expenses...........................................          586     427     317     227      210    138

     Total Benefits, Claims and Expenses............................        2,540   2,831   2,613   2,196    1,596  1,037

 Income before income tax expense...................................          469      58     191     203      218    134
 Income tax expense.................................................          167      20      62      65       75     45
 Income before cumulative effect of changes in                                302      38     129     138      143     89
accounting principles...............................................
 Cumulative effect of changes in accounting principles net of tax               _       _       _       _        _   (13)
     benefits of $7

NET INCOME..........................................................          302     $38    $129    $138     $143    $76

                                 LEGAL OPINIONS

The validity of the interests in the Contracts described in this Prospectus will be passed upon for Hartford by Lynda Godkin, General Counsel and Secretary of Hartford.

                                     EXPERTS

The audited financial statements and financial statement schedules included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
     OPERATIONS

(DOLLAR AMOUNTS IN MILLIONS, EXCEPT FOR SHARE DATA, UNLESS OTHERWISE STATED)

Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and related Notes beginning on page F-1.

Certain statements contained in this discussion, other than statements of historical fact, are forward-looking statements. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and include estimates and assumptions related to economic, competitive and legislative developments. These forward-looking statements are subject to change and uncertainty which are, in many instances, beyond the Company's control and have been made based upon management's expectations and beliefs concerning future developments and their potential effect on Hartford Life Insurance Company and subsidiaries ("Hartford Life Insurance Company" or the "Company"). There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on Hartford Life Insurance Company will be those anticipated by management. Actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including those described in the forward-looking statements.

Certain reclassifications have been made to prior year financial information to conform to the current year presentation.

CONSOLIDATED RESULTS OF OPERATIONS

Hartford Life Insurance Company is a leading financial services and insurance company providing investment products such as variable and fixed annuities, retirement plan services and mutual funds; individual and corporate owned life insurance; and employee benefit products such as group life and disability insurance that is directly written by the Company and is substantially ceded to its parent, Hartford Life and Accident Insurance Company (HLA).

The Company derives its revenues principally from: (a) asset management fees on separate accounts and mutual fund assets and mortality and expense fees; (b) net investment income on general account assets; and, (c) certain other fees earned by the Company. Asset management fees and mortality and expense fees are primarily generated from separate account assets which are deposited with the Company through the sale of variable annuity and variable life products and from mutual fund sales. The Company's operating expenses primarily consist of interest credited to policyholders on general account liabilities, insurance benefits provided, dividends to policyholders, costs of selling and servicing the various products offered by the Company, and other general business expenses. Hartford Life Insurance Company's profitability depends largely on the amount of assets under management, the adequacy of product pricing and underwriting discipline, and its ability to earn target spreads between earned investment rates on general account assets and credited rates to customers.

OPERATING SUMMARY


                                          1998        1997
------------------------------------------------------------
Total revenues                          $  3,975     $ 3,009
Total expenses                             3,625       2,707
------------------------------------------------------------
          NET INCOME                    $    350     $   302
          --------------------------------------------------

Hartford Life Insurance Company has the following reportable segments:
Investment Products, Individual Life and Corporate Owned Life Insurance (COLI). The Company reports in "Other" corporate items not directly allocable to any of its segments, as well as certain employee benefits including group life and disability insurance that is directly written by the Company and is substantially ceded to it's parent, HLA. For information regarding the Company's reportable segments as they relate to SFAS No. 131, see Note 13 of Notes to Consolidated Financial Statements.

Revenues increased $966, or 32%, to $4.0 billion in 1998 from $3.0 billion in 1997. The increase was due in part to the continued growth in revenues in Investment

Products of $269 and Individual Life of $56 as a result of higher aggregate fees earned on growth in account values due to strong sales and equity market appreciation. Additionally, COLI revenues increased $587 primarily due to the recapture of an in force block of COLI business (referred to as "MBL Recapture") previously ceded to MBL Life Assurance Co. of New Jersey (MBL Life) transacted in the fourth quarter 1998.

Total benefits, claims and expenses increased $897, or 35%, to $3.4 billion in 1998 from $2.5 billion in 1997. Benefits, claims and claim adjustment expenses increased $532 and dividends to policyholders increased $89 which were primarily attributable to the COLI segment where benefits, claims and claim adjustment expenses increased $485 and dividends to policyholders increased $89 primarily related to the MBL Recapture. In addition, increased benefits, claims and claim adjustment expenses in Individual Life of $20 was associated with the growth in this segment. Higher amortization of deferred policy acquisition costs (DPAC) of $96 in 1998 was a result of the large volume of sales in Investment Products and Individual Life in the past several years. Also, other expenses increased $180 in 1998 as a result of higher commissions and operating expenses in Investment Products primarily related to the growth in this segment.

Net income totaled $350 in 1998 as compared to $302 in 1997. The improvement in earnings was primarily driven by higher aggregate fee income earned on growth in the Company's account values due to strong sales and equity market appreciation in Investment Products and Individual Life.

OUTLOOK

Management believes that it has developed and implemented strategies to maintain and enhance its position as a market leader within the financial services industry and continue the Company's asset growth. Hartford Life Insurance Company's strong market position in each of its primary businesses, coupled with the growth potential management believes exists in its markets, provides opportunities to increase sales of the Company's products and services as individuals increasingly save and plan for retirement and prepare their estates for an efficient transfer of wealth between generations.

Certain proposed legislative initiatives which could impact Hartford Life Insurance Company are discussed in the Regulatory Initiatives and Contingencies section.

SEGMENT RESULTS

Below is a summary of net income (loss) by segment.


                                                              1998        1997
-------------------------------------------------------------------------------
Investment Products                                          $  270      $  206
Individual Life                                                  64          55
Corporate Owned Life Insurance                                   24          27
Other                                                            (8)         14
-------------------------------------------------------------------------------
   NET INCOME                                                $  350      $  302
-------------------------------------------------------------------------------

A description of each segment as well as an analysis of the operating results summarized above is included on the following pages.

INVESTMENT PRODUCTS

OPERATING SUMMARY

                                                            1998        1997
------------------------------------------------------------------------------
Total revenues                                             $ 1,779     $ 1,510
Total expenses                                               1,509       1,304
------------------------------------------------------------------------------
          NET INCOME                                       $   270     $   206
          --------------------------------------------------------------------

The Investment Products segment focuses on the savings and retirement needs of the growing number of individuals who are preparing for retirement or have already retired through the sale of individual annuities and other investment products. The individual annuity products offered include individual variable annuities, fixed market value adjusted (MVA) annuities and fixed and variable immediate annuities. The other investment products offered include retail mutual funds, deferred compensation and retirement plan services for municipal governments, teachers, hospitals and corporations; structured settlement contracts and other special purpose annuity contracts; and, investment management services. The Company sells both variable and fixed individual annuity products, through a wide distribution network of national and regional broker-dealer organizations, banks and other financial institutions, and independent financial advisors. The Company, along with its parent, was ranked the number one writer of individual variable annuities in the United States for 1998 according to Variable Annuity and Research Data Service (VARDS) and the number one seller of individual variable annuities through banks, according to Kenneth Kehrer and Associates.

Revenues increased $269, or 18%, to $1.8 billion in 1998 from $1.5 billion in 1997. Driven primarily by the individual annuity operation, this improvement was a result of higher aggregate fees earned on growth in account values due to strong net cash flow resulting from a high volume of sales and favorable persistency as well as significant equity market appreciation in the Company's separate accounts. Fee income related to individual variable annuity products increased $236 as related average account values grew $14.9 billion, or 38%, to $54.6 billion in 1998 from $39.7 billion in 1997. This growth was a result of strong individual variable annuity sales of $9.9 billion in 1998 as well as equity market appreciation. In addition, fee income from other investment products increased $60 primarily as a result of growth in the Company's mutual fund operations, where assets under management increased $1.5 billion in 1998 to $2.5 billion as compared to $972 in 1997.

Total benefits, claims and expenses increased $171, or 14%, to $1.4 billion in 1998 from $1.2 billion in 1997 as a result of the continued growth in this segment. Other expenses increased $102 in 1998 as compared to 1997 primarily due to growth in the mutual funds and individual annuity operations. Amortization of DPAC grew $76 primarily due to individual annuity products as sales remained strong. A 38% growth in average variable annuity account value in 1998, coupled with a reduction in individual annuity operating expenses as a percentage of total individual annuity account value to 23 basis points in 1998 from 25 basis points in 1997, contributed to the increase in net income of $64, or 31%, to $270 in 1998 from $206 in 1997.

OUTLOOK

The market for retirement products continues to expand as individuals increasingly save and plan for retirement. Demographic trends suggest that as the baby boom generation matures, a significant portion of the United States population will allocate a greater percentage of their disposable incomes to saving for their retirement years due to uncertainty surrounding the Social Security system and increases in average life expectancy. As this market grows, particularly for variable annuities and mutual funds, new companies are continually entering the market and aggressively seeking distribution capabilities and pursuing market share. This trend is not expected to subside particularly in light of pending legislation to deregulate the financial services industry.

Management believes that it has developed and implemented strategies to maintain and enhance its position as a market leader in the financial services industry.

INDIVIDUAL LIFE

OPERATING SUMMARY

                                                             1998        1997
-------------------------------------------------------------------------------
Total revenues                                              $   543     $   487
Total expenses                                                  479         432
-------------------------------------------------------------------------------
          NET INCOME                                        $    64     $    55
          ---------------------------------------------------------------------

The Individual Life segment, which focuses on the high end estate and business planning markets, sells a variety of life insurance products, including variable life, universal life, interest-sensitive whole life and term life insurance.

Revenues in 1998 increased $56, or 11%, to $543 from $487 in 1997, reflecting the impact of applying cost of insurance charges and variable life fees on the growing block of variable life insurance. Variable life average account values increased $562, or 67%, to $1.4 billion in 1998 from $840 in 1997 due to strong sales and equity market appreciation. In 1998, higher variable life sales of $29, or 30%, constituted the majority of increased total sales over 1997. Total benefits, claims and expenses increased $42, or 10%, to $444 in 1998 from $402 in 1997. This increase was the result of an increase in amortization of DPAC of $22 and benefits, claims and claim adjustment expenses of $20 in 1998 related to the growth in this segment. As a result of growth in account values, primarily variable life, net income increased $9, or 16%, in 1998 as compared to 1997.

OUTLOOK

Management believes that the Company's strong market position will provide opportunities for growth in this segment as individuals increasingly prepare their estates for an efficient transfer of wealth between generations.

CORPORATE OWNED LIFE INSURANCE (COLI)

OPERATING SUMMARY

                                                             1998        1997
-------------------------------------------------------------------------------
Total revenue                                               $ 1,567     $   980
Total expenses                                                1,543         953
-------------------------------------------------------------------------------
          NET INCOME                                        $    24     $    27
          ---------------------------------------------------------------------

Hartford Life Insurance Company is a leader in the COLI market, which includes life insurance policies purchased by a company on the lives of its employees, with the company named as the beneficiary under the policy. Until the Health Insurance Portability and Accountability Act of 1996 (HIPA Act of 1996), the Company sold two principal types of COLI business, leveraged and variable products. Leveraged COLI is a fixed premium life insurance policy owned by a company or a trust sponsored by a company. The HIPA Act of 1996 phased out the deductibility of interest on policy loans under leveraged COLI at the end of 1998, virtually eliminating all future sales of this product. Variable COLI continues to be a product used by employers to fund non-qualified benefits or other post-employment benefit liabilities. Products marketed in this segment also include coverage owned by employees under business sold through corporate sponsorship.

Revenues in this operation increased $587, or 60%, to $1.6 billion in 1998 from $980 in 1997. This increase was primarily related to the recapture of an in force block of COLI business, previously ceded to MBL Life, which was transacted in the fourth quarter 1998. (For additional information, see "MBL Recapture" under the Capital Resources and Liquidity section.) The MBL Recapture, which was retroactive to January 1, 1998, resulted in an increase in COLI revenues of $624 and is comprised of $245 of premiums and other considerations and $379 of net investment income. Higher fee income on the segment's growing block of variable COLI account values also contributed to the increase in revenues. Partially offsetting these increases was a decline in premiums and other considerations on leveraged COLI as that block of business continues to decline due to the implications of the HIPA Act of 1996 (discussed above).

Benefits, claims and expenses increased $593, or 63%, to $1.5 billion in 1998 from $938 in 1997. The MBL Recapture resulted in an increase in benefits, claims and expenses of $624 and is comprised of $478 of benefits, claims and other expenses and $146 of dividends to policyholders. The increase in benefits, claims and expenses was also a result of the growth in the segment's variable COLI block of business which was partially offset by a decrease in benefits, claims and expenses related to leveraged COLI.

Net income declined $3, or 11%, to $24 in 1998 from $27 in 1997 as the growth in the Company's variable COLI business was offset by the declining block of leveraged COLI the Company had prior to passage of the HIPA Act of 1996. The MBL Recapture had no impact on earnings in 1998.

OUTLOOK

The focus of this segment is variable COLI which continues to be a product generally used by employers to fund non-qualified benefits or other post-employment benefit liabilities. The leveraged COLI product has been an important contributor to Hartford Life Insurance Company's profitability in recent years and will continue to contribute to the profitability of Hartford Life Insurance Company in the future, although the level of profit is expected to decline. COLI is subject to a changing legislative and regulatory environment that could have a material adverse affect on its business.

Certain proposed legislative initiatives which could impact Hartford Life Insurance Company are discussed in the Regulatory Initiatives and Contingencies section.

INVESTMENTS

GENERAL

The Company's investments are managed by its investment strategy group which consists of a risk management unit and a portfolio management unit and reports directly to senior management of the Company. The risk management unit is responsible for monitoring and managing the Company's asset/liability profile and establishing investment objectives and guidelines. The portfolio management unit is responsible for determining, within specified risk tolerances and investment guidelines, the appropriate asset allocation, duration, and convexity characteristics of the Company's general account and guaranteed separate account investment portfolios. The Hartford Investment Management Company, a wholly owned subsidiary of The

Hartford Financial Services Group, Inc., executes the investment plan of the investment strategy group including the identification and purchase of securities that fulfill the objectives of the strategy group.

The primary investment objective of the Company's general account and guaranteed separate accounts is to maximize after-tax returns consistent with acceptable risk parameters (including the management of the interest rate sensitivity of invested assets relative to that of policyholder obligations). The Company does not hold any financial instruments purchased for trading purposes. The Company is exposed to two primary sources of investment risk: credit risk, relating to the uncertainty associated with an obligor's continued ability to make timely payment of principal and/or interest, and interest rate risk, relating to the market price and/or cash flow variability associated with changes in market yield curves. See "Investment Risk Management" for further discussion of the Company's approach to managing these investment risks.

The Company's separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $80.6 billion and $58.6 billion as of December 31, 1998 and 1997, respectively wherein the policyholder assumes substantially all the investment risk and reward, and guaranteed separate accounts totaling $9.7 billion and $10.5 billion as of December 31, 1998 and, 1997, respectively, wherein Hartford Life Insurance Company contractually guarantees either a minimum return or account value to the policyholder. Non-guaranteed separate account products include variable annuities, variable life insurance contracts and COLI. Guaranteed separate account products primarily consist of modified guaranteed individual annuities and modified guaranteed life insurance and generally include market value adjustment features to mitigate the risk of disintermediation.

The Company's general account consists of a diversified portfolio of investments. Although all the assets of the general account support all the Company's liabilities, the Company's investment strategy group has developed separate investment portfolios for specific classes of product liabilities within the general account. The strategy group works closely with the business lines to develop specific investment guidelines, including duration targets, asset allocation and convexity constraints, asset/liability mismatch tolerances and return objectives for each product line in order to achieve each product line's individual risk and return objectives.

Invested assets in the Company's general account totaled $21.8 billion as of December 31, 1998 and were comprised of $14.8 billion of fixed maturities, $6.7 billion of policy loans and other investments of $295. As of December 31, 1997, general account invested assets totaled $18.2 billion and were comprised of $14.2 billion of fixed maturities, $3.8 billion of policy loans and other investments of $227. Policy loans, which had a weighted-average interest rate of 9.9% and 11.2%, as of December 31, 1998 and 1997, respectively, increased primarily as a result of the MBL Recapture. These loans are secured by the cash value of the underlying life insurance policies and do not mature in a conventional sense, but expire in conjunction with the related policy liabilities.

During 1998, the Company, in executing its investment strategy, increased its allocation to municipal tax-exempt securities with the objective of increasing after-tax yields, and also increased its allocation to commercial mortgage backed securities while decreasing its allocation to asset backed securities. An increase in short-term investments as of December 31, 1998 as compared to 1997 was impacted by the settlement of the MBL Recapture in the fourth quarter 1998 (as discussed in the COLI section) which resulted in short-term investment proceeds of approximately $300.

Approximately 23.3% and 22.1% of the Company's fixed maturity portfolio was invested in private placement securities (including Rule 144A offerings) as of December 31, 1998 and 1997, respectively. Private placement securities are generally less liquid than public securities; however, covenants for private placements are designed to mitigate liquidity risk. Most of the private placement securities in the Company's portfolio are rated by nationally recognized rating organizations.

INVESTMENT RESULTS

The table below summarizes Hartford Life Insurance Company's investment results for the past two years.

 (BEFORE-TAX)                                                  1998      1997
 ------------------------------------------------------------------------------
 Net investment income - excluding policy loan income         $  970    $  943
 Policy loan income                                              789       425
 ------------------------------------------------------------------------------
 Net investment income - total                                $1,759    $1,368
 ------------------------------------------------------------------------------
 Yield on average invested assets (1)                            8.0%      7.7%
 ------------------------------------------------------------------------------

(1) REPRESENTS NET INVESTMENT INCOME (EXCLUDING NET REALIZED CAPITAL GAINS (LOSSES)) DIVIDED BY AVERAGE INVESTED ASSETS AT COST (FIXED MATURITIES AT AMORTIZED COST). IN 1998, AVERAGE INVESTED ASSETS WERE CALCULATED ASSUMING THE MBL RECAPTURE PROCEEDS WERE RECEIVED ON JANUARY 1, 1998.

     Total net investment income, before-tax, increased $391, or 29%, to $1.8 billion in 1998 from $1.4 billion in 1997, principally due to an increase in policy loan income of $364 which is primarily due to the MBL Recapture. (For additional information on the MBL Recapture, see the COLI section.) Yields on average invested assets, before-tax, increased to 8.0% in 1998 from 7.7% in 1997 primarily due to the increase in policy loan income that resulted from the MBL Recapture as well as an increase in fixed maturities rated BBB. During 1998, realized capital gains from the sale of fixed maturities and equity securities were offset by realized capital losses including $18, after-tax, related to the other than temporary impairment charge associated with asset backed securities securitized and serviced by Commercial Financial Services, Inc. (CFS). (For additional information on CFS, see Note 12, Commitments and Contingent Liabilities, of Notes to Consolidated Financial Statements.)

INVESTMENT RISK MANAGEMENT

Credit risk and interest rate risk are the primary sources of investment risk to the Company. The Company manages credit risk through industry and issuer diversification and asset allocation. Investment credit policies have been established that focus on the credit quality of obligors and counterparties, limit credit concentrations, and encourage diversification and require frequent creditworthiness reviews. The Company invests primarily in securities rated investment grade and has established exposure limits, diversification standards and review procedures for all credit risks including borrower, issuer and counterparty. Also, the Company maintains credit policies regarding the financial stability and credit standing of its major derivatives' counterparties and, to the extent the current value of derivatives exceed exposure policy thresholds, collateral is pledged to or held by the Company. The Company manages interest rate risk as part of its asset/liability management strategies, including the use of certain hedging techniques (which may include the use of certain financial derivatives), product design, such as the use of MVA features and surrender charges, and proactive monitoring and management of certain non-guaranteed elements of the Company's products (such as resetting of credited rates for policies that permit such adjustments). For additional information of the Company's interest rate risk management techniques see the "Asset/Liability Management Strategies Used to Manage Market Risk" discussion below.

The following table reflects the principal amounts of the fixed and variable rate fixed maturity portfolio, along with the respective weighted average coupons by estimated maturity year as of December 31, 1998. Comparative totals are included for December 31, 1997. Expected maturities differ from contractual maturities due to call or prepayment provisions. The weighted average coupon on variable rate securities is based on spot rates as of December 31, 1998 and 1997, and is primarily based on the London Interbank Offered Rate (LIBOR). Callable bonds and notes are distributed to either call dates or maturity, depending on which date produces the most conservative yield. Asset backed securities, collateralized mortgage obligations and mortgage backed securities are distributed to maturity year based on estimates of the rate of future prepayments of principal over the remaining life of the securities. These estimates are developed using prepayment speeds provided in broker consensus data. Such estimates are derived from prepayment speeds previously experienced at the interest rate levels projected for the underlying collateral. Actual prepayment experience may vary from these estimates. Financial instruments with certain leverage features have been included in each of the fixed maturity categories. These instruments have not been separately displayed because they were immaterial to the Company's investment portfolio.


--------------------------------------------------------------------------------------------------------------------------------
                                                                                                            1998        1997
                                            1999       2000      2001       2002      2003    Thereafter    TOTAL      Total
--------------------------------------------------------------------------------------------------------------------------------
BONDS AND NOTES - CALLABLE
FIXED RATE
   Par value                             $     29   $    23   $      42  $     38  $     54   $    294   $    480  $    466
   Weighted average coupon                    7.8%      7.4%        5.7%      7.1%      8.5%       5.5%       6.3%      6.3%
   Fair value                                                                                            $    480  $    435
VARIABLE RATE
   Par value                             $     40   $    52   $     39   $     14  $      -   $    829   $    974  $  1,020
   Weighted average coupon                    6.7%      7.3%       5.4%       5.9%        -        5.9%       6.0%      6.5%
   Fair value                                                                                            $    883  $    966
BONDS AND NOTES - OTHER
FIXED RATE
   Par value                             $   2,646  $ 1,264   $  1,190   $    876  $  1,045   $  6,125   $ 13,146  $ 13,387
   Weighted average coupon                    6.6%      7.0%       7.4%       7.5%      6.8%       5.8%       6.4%      6.1%
   Fair value                                                                                            $ 13,655  $ 13,465
VARIABLE RATE
   Par value                             $     90   $   176   $     14   $      81 $     90   $    681   $  1,132  $  1,250
   Weighted average coupon                    5.1%      5.9%       5.4%       5.4%      5.4%       5.9%       5.7%      5.3%
   Fair value                                                                                            $  1,096  $  1,141
ASSET BACKED SECURITIES
FIXED RATE
   Par value                             $    437   $   390   $    395   $    192  $    123   $    349   $  1,886  $  2,076
   Weighted average coupon                    6.7%      6.9%       6.8%       6.6%      6.4%       7.3%       6.8%      6.9%
   Fair value                                                                                            $  1,811  $  2,109
VARIABLE RATE
   Par value                             $    192   $   251   $    354   $    206  $    190   $    527   $  1,720  $  1,696
   Weighted average coupon                    6.0%      6.0%       6.3%       5.9%      6.6%       6.0%       6.1%      6.4%
   Fair value                                                                                            $  1,622  $  1,696
COLLATERALIZED MORTGAGE OBLIGATIONS
FIXED RATE
   Par value                             $    434   $   388   $    157   $    115  $     74   $    174   $  1,342  $  1,619
   Weighted average coupon                    6.0%      6.0%       6.0%       6.8%      7.1%       7.3%       6.3%      6.0%
   Fair value                                                                                            $  1,286  $  1,582
VARIABLE RATE
   Par value                             $     43   $    20   $      8   $      6  $      6   $    193   $    276  $    430
   Weighted average coupon                    6.3%      6.8%       7.2%       8.4%      8.4%       6.0%       6.2%      7.3%
   Fair value                                                                                            $    260  $    408
COMMERCIAL MORTGAGE BACKED SECURITIES


FIXED RATE
   Par value                             $      46  $   117   $     78   $    110  $     90   $  1,094   $  1,535  $  1,244
   Weighted average coupon                    7.6%      6.7%       7.6%       7.0%      6.8%       7.1%       7.1%      7.3%
   Fair value                                                                                            $  1,578  $  1,246
VARIABLE RATE
   Par value                             $     107  $   215   $     48   $    133  $    128   $    415   $  1,046  $    708
   Weighted average coupon                    6.7%      6.6%       7.0%       6.3%      6.8%       6.8%       6.7%      7.1%
   Fair value                                                                                            $  1,000  $    718
MORTGAGE BACKED SECURITIES
FIXED RATE
   Par value                             $     78   $    71   $     63   $     52  $     46   $    344   $    654  $    499
   Weighted average coupon                    7.0%      6.8%       6.7%       6.6%      6.6%       6.8%       6.8%      7.3%
   Fair value                                                                                            $    615  $    511
VARIABLE RATE
   Par value                             $      1   $     2   $      1   $      1  $      1   $      5   $     11  $     24
   Weighted average coupon                    7.8%      8.4%       8.6%       8.6%      8.6%       8.9%       8.6%      6.6%
   Fair value                                                                                            $     10  $     24
-------------------------------------------------------------------------------------------------------------------------------

ASSET/LIABILITY MANAGEMENT STRATEGIES USED TO MANAGE MARKET RISK

The Company employs several risk management tools to quantify and manage market risk arising from its investments and interest sensitive liabilities. For certain portfolios, management monitors the changes in present value between assets and liabilities resulting from various interest rate scenarios using integrated asset/liability measurement systems and a proprietary system that simulates the impacts of parallel and non-parallel yield curve shifts. Based on this current and prospective information, management implements risk reducing techniques to improve the match between assets and liabilities.

Derivatives play an important role in facilitating the management of interest rate risk, creating opportunities to efficiently fund obligations, hedge against risks that affect the value of certain liabilities and adjust broad investment risk characteristics as a result of any significant changes in market risks. The Company uses a variety of derivatives, including swaps, caps, floors, forwards and exchange-traded financial futures and options, in order to hedge exposure primarily to interest rate risk on anticipated investment purchases or existing assets and liabilities. The Company does not make a market or trade derivatives for the express purpose of earning trading profits. The Company's derivative program is monitored by an internal compliance unit and is reviewed frequently by senior management and reported to Hartford Life's Finance Committee. The notional amounts of derivative contracts, which represent the basis upon which pay or receive amounts are calculated and are not reflective of credit risk, totaled $9.7 billion as of December 31, 1998 ($4.9 billion related to insurance investments and $4.8 related to life insurance liabilities). As of December 31, 1997, the notional amounts pertaining to derivatives totaled $9.5 billion ($5.5 billion related to insurance investments and $4.0 billion related to life insurance liabilities.)

The strategies described below are used to manage the aforementioned risks.

ANTICIPATORY HEDGING -- For certain liabilities, the Company commits to the price of the product prior to receipt of the associated premium or deposit. Anticipatory hedges are routinely executed to offset the impact of changes in asset prices arising from interest rate changes pending the receipt of premium or deposit and the subsequent purchase of an asset. These hedges involve taking a long position in interest rate futures or entering into an interest rate swap with duration characteristics equivalent to the associated liabilities or anticipated investments. The notional amount of anticipatory hedges as of December 31, 1998 was $235. There were no anticipatory hedges as of December 31, 1997.

LIABILITY HEDGING -- Several products obligate the Company to credit a return to the contract holder which is indexed to a market rate. To hedge risks associated with these products, the Company typically enters into interest rate swaps to convert the contract rate into a rate that trades in a more liquid and efficient market. This hedging strategy enables the Company to customize contract terms and conditions to customer objectives and satisfies the operation's asset/liability matching policy. Additionally, interest rate swaps are used to convert certain fixed contract rates into floating rates, thereby allowing them to be appropriately matched against floating rate assets. The notional amount of derivatives used for liability hedges as of December 31, 1998 and 1997 was $4.8 billion and $4.0 billion, respectively.

ASSET HEDGING -- To meet the various policyholder obligations and to provide cost effective prudent investment risk diversification, the Company may combine two or more financial instruments to achieve the investment characteristics of a fixed maturity security or that match an associated liability. The use of derivative instruments in this regard effectively transfers unwanted investment risks or attributes to others. The selection of the appropriate derivative instruments depends on the investment risk, the liquidity and efficiency of the market, and the asset and liability characteristics. The notional amount of asset hedges as of December 31, 1998 and 1997 was $3.2 billion and $2.5 billion, respectively.

PORTFOLIO HEDGING -- The Company periodically compares the duration and convexity of its portfolios of assets to their corresponding liabilities and enters into portfolio hedges to reduce any difference to desired levels. Portfolio hedges reduce the mismatch between assets and liabilities and offset the potential impact to cash flows caused by changes in interest rates. The notional amount of portfolio hedges as of December 31, 1998 and 1997 was $1.5 billion and $3.0 billion, respectively.

LIFE INSURANCE LIABILITY CHARACTERISTICS

Hartford Life Insurance Company's insurance liabilities, other than non-guaranteed separate accounts, are primarily related to accumulation vehicles such as fixed or variable annuities and investment contracts and other insurance products such as long-term disability and term life insurance.

ASSET ACCUMULATION VEHICLES

While interest rate risk associated with these insurance products has been reduced through the use of market value adjustment features and surrender charges, the primary risk associated with these products is that the spread between investment return and credited rate may not be sufficient to earn targeted returns.

FIXED RATE -- Products in this category require the Company to pay a fixed rate for a certain period of time. The cash flows are not interest sensitive because the products are written with a market value adjustment feature and the liabilities have protection against the early withdrawal of funds through surrender charges. Product examples include fixed rate annuities with a market value adjustment and fixed rate guaranteed investment contracts. Contract duration is dependent on the policyholder's choice of guarantee period.

INDEXED -- Products in this category are similar to the fixed rate asset accumulation vehicles but require the Company to pay a rate that is determined by an external index. The amount and/or timing of cash flows will therefore vary based on the level of the particular index. The primary risks inherent in these products are similar to the fixed rate asset accumulation vehicles, with an additional risk that changes in the index may adversely affect profitability. Product examples include indexed-guaranteed investment contracts with an estimated duration of up to two years.

INTEREST CREDITED -- Products in this category credit interest to policyholders, subject to market conditions and minimum guarantees. Policyholders may surrender at book value but are subject to surrender charges for an initial period. Product examples include universal life contracts and the general account portion of the Company's variable annuity products.
Liability duration is short- to intermediate-term.

OTHER INSURANCE PRODUCTS

LONG-TERM PAY OUT LIABILITIES -- Products in this category are long-term in nature and may contain significant actuarial (including mortality and morbidity) pricing and cash flow risks. The cash flows associated with these policy liabilities are not interest rate sensitive but do vary based on the timing and amount of benefit payments. The primary risks associated with these products are that the benefits will exceed expected actuarial pricing and/or that the actual timing of the cash flows will differ from those anticipated resulting in an investment return lower than that assumed in pricing. Product examples include structured settlement contracts, on-benefit annuities (i.e., the annuitant is currently receiving benefits thereon) and long-term disability contracts. Contract duration is generally 6 to 10 years.

SHORT-TERM PAY OUT LIABILITIES -- These liabilities are short-term in nature with a duration of less than one year. The primary risks associated with these products are determined by the non-investment contingencies such as mortality or morbidity and the variability in the timing of the expected cash flows. Liquidity is of greater concern than for the long-term pay out liabilities. Products include individual and group term life insurance contracts and short-term disability contracts.

Management of the duration of investments with respective policyholder obligations is an explicit objective of the Company's management strategy. The estimated cash flows of insurance policy liabilities based upon internal actuarial assumptions as of December 31, 1998 are reflected in the table below by expected maturity year. Comparative totals are included for December 31, 1997.


(DOLLARS IN BILLIONS)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                             1998       1997
DESCRIPTION (1)                            1999       2000      2001       2002       2003    Thereafter    TOTAL       Total
-------------------------------------------------------------------------------------------------------------------------------
Fixed rate asset accumulation vehicles  $     2.1  $     1.8 $     1.3  $      0.7 $      1.4 $     3.5  $    10.8   $    12.7
   Weighted average credited rate             6.6%      7.0%       6.8%        6.4%      5.4%       7.0%       6.6%        6.8%
Indexed asset accumulation vehicles     $     0.2  $    0.1  $      -   $       -  $      -   $      -   $     0.3   $     0.2
   Weighted average credited rate             5.2%      5.1%        -           -         -          -         5.1%        5.9%
Interest credited asset accumulation    $     4.8  $    0.7  $     0.9  $      0.6 $     0.5  $     5.4  $    12.9   $    10.8
   vehicles
   Weighted average credited rate             6.0%      5.7%       5.7%        5.9%      5.9%       5.9%       5.9%        5.8%
Long-term pay out liabilities           $     0.1  $    0.1  $      -   $       -  $      -   $     0.5  $     0.7   $     0.6
Short-term pay out liabilities          $     0.2  $     -   $      -   $       -  $      -   $      -   $     0.2   $      -
-------------------------------------------------------------------------------------------------------------------------------

(1) AS OF DECEMBER 31, 1998 AND 1997, THE FAIR VALUE OF THE COMPANY'S INVESTMENT CONTRACTS INCLUDING GUARANTEED SEPARATE ACCOUNTS WAS $21.4 BILLION AND $21.7 BILLION, RESPECTIVELY.

CAPITAL RESOURCES AND LIQUIDITY

RATINGS

The following table summarizes the Company's financial ratings from the major independent rating organizations as of February 17, 1999:


                                                 DUFF &           STANDARD &
INSURANCE RATINGS                     A.M. BEST  PHELPS  MOODY'S    POOR'S
--------------------------------------------------------------------------
[S]                                   [C]        [C]     [C]      [C]
Hartford Life Insurance Company           A+      AA+      Aa3        AA
Hartford Life and Annuity                 A+      AA+      Aa3        AA
--------------------------------------------------------------------------

Ratings are an important factor in establishing the competitive position of an insurance company such as Hartford Life Insurance Company. There can be no assurance that the Company's ratings will continue for any given period of time or that they will not be changed. In the event that the Company's ratings are downgraded, the level of sales or the persistency of the Company's block of in force business may be adversely impacted.

RISK-BASED CAPITAL

The National Association of Insurance Commissioners (NAIC) adopted regulations establishing minimum capitalization requirements based on Risk-Based Capital
(RBC) formulas for life insurance companies (effective December 31, 1993). The requirements consist of formulas which identify companies that are undercapitalized and require specific regulatory actions. The RBC formula for life insurance companies establishes capital requirements relating to insurance, business, asset and interest rate risks. The RBC ratios for Hartford Life Insurance Company and its major life insurance subsidiaries are in excess of 200% as of December 31, 1998.

CASH FLOW

                                                      1998             1997
-----------------------------------------------------------------------------
Cash provided by operating activities               $  371            $  972
Cash provided by (used for) investing activities       601              (284)
Cash used for financing activities                   (1,009)            (677)
Cash - end of year                                     17                 54
-----------------------------------------------------------------------------

In 1998, the change in cash provided by operating activities was primarily the result of timing in the settlement of receivables and payables as well as an increase in income taxes paid. The change in cash provided by or used for investing activities primarily reflects a decrease in policy loans resulting from the reduction of COLI account values in conjunction with the decline of the block of leveraged COLI offset by the investment of cash from operating activities. The change in cash used for financing activities was primarily due to declines in GIC and COLI account values.

Operating cash flows in the periods presented have been more than adequate to meet liquidity requirements.

MBL RECAPTURE

On November 10, 1998, Hartford Life recaptured an in force block of COLI business (referred to as "MBL Recapture") previously ceded to MBL Life Assurance Co. of New Jersey (MBL Life), as well as purchased the outstanding interest in International Corporate Marketing Group, Inc. (ICMG), which was previously 40% owned by MBL Life. The transaction was consummated through the assignment of a reinsurance arrangement between Hartford Life and MBL Life to a Hartford Life subsidiary. Hartford Life originally assumed the life insurance block in 1992 from Mutual Benefit Life, which was placed in court-supervised rehabilitation in 1991, and reinsured a portion of those polices back to MBL Life. MBL Life, previously a Mutual Benefit Life subsidiary, operates under the Rehabilitation Plan for Mutual Benefit Life. The MBL Recapture has been recorded retroactive to January 1, 1998 with respect to results of operations. The transaction resulted in a decrease in reinsurance recoverables of $4.5 billion with an offset primarily in policy loans and other investments.

REGULATORY INITIATIVES AND CONTINGENCIES

LEGISLATIVE INITIATIVES

Although the Federal government does not directly regulate the insurance business, Federal initiatives often have an impact on the insurance industry in a variety of ways. Current and proposed Federal measures which may significantly affect the life insurance business include tax law changes affecting the tax treatment of life insurance products and its impact on the relative desirability of various personal investment vehicles, medical testing for insurability, and proposed legislation to prohibit the use of gender in determining insurance and pension rates and benefits. In particular, President Clinton's 1999 Federal Budget Proposal currently contains certain recommendations for modifying tax rules related to the treatment of COLI by contractholders which, if enacted as described, could have a material adverse impact on the Company's sales of these products. The budget proposal also includes provisions which would result in a significant increase in the "DAC tax" on certain of the Company's products and would apply a tax to the Company's policyholder surplus account. (For further discussion on policyholder surplus accounts and related tax treatment as of December 31, 1998, see Note 10 of Notes to Consolidated Financial Statements.) It is too early to determine whether these tax proposals will ultimately be enacted by Congress. Therefore, the potential impact to the Company's financial condition or results of operations cannot be reasonably estimated at this time.

INSOLVENCY FUND

See Note 12 (b) of Notes to Consolidated Financial Statements.

NAIC PROPOSALS

The NAIC has been developing several model laws and regulations, including a Model

Investment Law and amendments to the Model Holding Company System Regulatory Act (the "Holding Act Amendments"). The Model Investment Law defines the investments which are permissible for life insurers to hold, and the Holding Act Amendments address the types of activities in which subsidiaries and affiliates may engage. The NAIC adopted these models in 1997 and 1996, but the laws have not been enacted for insurance companies domiciled in the State of Connecticut, such as Hartford Life Insurance Company. Even if enacted in Connecticut or other states in which Hartford Life Insurance Company's subsidiaries are domiciled, it is expected that these laws will neither significantly change Hartford Life Insurance Company's investment strategies nor have any material adverse effect on the Company's liquidity or financial position.

The NAIC adopted the Codification of Statutory Accounting Principles (SAP) in March 1998. The proposed effective date for the statutory accounting guidance is January 1, 2001. It is expected that Hartford Life Insurance Company's domiciliary state will adopt the SAP and the Company will make the necessary changes required for implementation. These changes are not anticipated to have a material impact on the statutory financial statements of the Company.

DEPENDENCE ON CERTAIN THIRD PARTY RELATIONSHIPS

Hartford Life Insurance Company distributes its annuity and life insurance products through a variety of distribution channels, including broker-dealers, banks, wholesalers, its own internal sales force and other third party marketing organizations. The Company periodically negotiates provisions and renewals of these relationships and there can be no assurance that such terms will remain acceptable to the Company or such service providers. An interruption in the Company's continuing relationship with certain of these third parties could materially affect the Company's ability to market its products.

YEAR 2000

IN GENERAL

The Year 2000 issue relates to the ability or inability of computer hardware, software and other information technology (IT) systems, as well as non-IT systems, such as equipment and machinery with imbedded chips and microprocessors, to properly process information and data containing or related to dates beginning with the year 2000 and beyond. The Year 2000 issue exists because, historically, many IT and non-IT systems that are in use today were developed years ago when a year was identified using a two-digit date field rather than a four-digit date field. As information and data containing or related to the century date are introduced to date sensitive systems, these systems may recognize the year 2000 as "1900", or not at all, which may result in systems processing information incorrectly. This, in turn, may significantly and adversely affect the integrity and reliability of information databases of IT systems, may cause the malfunctioning of certain non-IT systems, and may result in a wide variety of adverse consequences to a company. In addition, Year 2000 problems that occur with third parties with which a company does business, such as suppliers, computer vendors, distributors and others, may also adversely affect any given company.

The integrity and reliability of Hartford Life Insurance Company's IT systems, as well as the reliability of its non-IT systems, are integral aspects of the Company's business. Hartford Life Insurance Company issues insurance policies, annuities, mutual funds and other financial products to individual and business customers, nearly all of which contain date sensitive data, such as policy expiration dates, birth dates and premium payment dates. In addition, various IT systems support communications and other systems that integrate the Company's various business segments and field offices, including Hartford Life Insurance Company's foreign operations. Hartford Life Insurance Company also has business relationships with numerous third parties that affect virtually all aspects of the Company's business, including, without limitation, suppliers, computer hardware and software vendors, insurance agents and brokers, securities broker-dealers and other distributors of financial products, many of which provide date sensitive data to Hartford Life Insurance Company, and whose operations are important to the Company's business.

INTERNAL YEAR 2000 EFFORTS AND TIMETABLE

Beginning in 1990, Hartford Life Insurance Company began working on making its IT systems Year 2000 ready, either through installing new programs or replacing systems. Since January 1998, Hartford Life Insurance Company's Year 2000 efforts have focused on the remaining Year 2000 issues related to IT and non-IT systems in all of the Company's business segments. These Year 2000 efforts include the following five main initiatives: (1) identifying and assessing Year 2000 issues;
(2) taking actions to remediate IT and non-IT systems so that they are Year 2000 ready; (3) testing IT and non-IT systems for Year 2000 readiness; (4) deploying such remediated and tested systems back into their respective production environments; and (5) conducting internal and external integrated testing of such systems. As of December 31, 1998, Hartford Life Insurance Company substantially completed initiatives (1) through (4) of its internal Year 2000 efforts. Hartford Life Insurance Company has begun initiative (5) and management currently anticipates that such activity will continue into the fourth quarter of 1999.

Third Party Year 2000 Efforts and Timetable

Hartford Life Insurance Company's Year 2000 efforts include assessing the potential impact on the Company of third parties' Year 2000 readiness. Hartford Life Insurance Company's third party Year 2000 efforts include the following three main initiatives: (1) identifying third parties which have significant business relationships with the Company, including, without limitation, insurance agents, brokers, third party administrators, banks and other distributors and servicers of financial products, and inquiring of such third parties regarding their Year 2000 readiness; (2) evaluating such third parties' responses to Hartford Life Insurance Company's inquiries; and (3) based on the evaluation of third party responses (or a third party's failure to respond) and the significance of the business relationship, conducting additional activities with respect to third parties as determined to be necessary in each case. These activities may include conducting additional inquiries, more in-depth evaluations of Year 2000 readiness and plans, and integrated IT systems testing. Hartford Life Insurance Company has completed the first third party initiative and, as of early 1999, had substantially completed evaluating third party responses received. Hartford Life Insurance Company has begun conducting the additional activities described in initiative (3) and management currently anticipates that it will continue to do so through the end of 1999. However, notwithstanding these third party Year 2000 efforts, Hartford Life Insurance Company does not have control over these third parties and, as a result, the Company cannot currently determine to what extent future operating results may be adversely affected by the failure of these third parties to adequately address their Year 2000 issues.

YEAR 2000 COSTS

The costs of Hartford Life Insurance Company's Year 2000 program, along with its parent, that were incurred through the year ended December 31, 1997 were not material to Hartford Life Insurance Company's financial condition or results of operations. The after-tax costs of Hartford Life Insurance Company's Year 2000 efforts for the year ended December 31, 1998 were approximately $3. Management currently estimates that after-tax costs related to the Year 2000 program to be incurred in 1999 will be less than $10. These costs are being expensed as incurred.

Risks and Contingency Plans

If significant Year 2000 problems arise, including problems arising with third parties, failures of IT and non-IT systems could occur, which in turn could result in substantial interruptions in Hartford Life Insurance Company's business. In addition, the Company's investing activities are an important aspect of its business and Hartford Life Insurance Company may be exposed to the risk that issuers of investments held by it will be adversely impacted by Year 2000 issues. Given the uncertain nature of Year 2000 problems that may arise, especially those related to the readiness of third parties discussed above, management cannot determine at this time whether the consequences of Year 2000 related problems that could arise will have a material impact on Hartford Life Insurance Company's financial condition or results of operations.

Hartford Life Insurance Company is in the process of developing certain contingency plans so that if, despite its Year 2000 efforts, Year 2000 problems ultimately arise, the impact of such problems may be avoided or minimized. These contingency plans are being developed based on, among other things, known or reasonably anticipated circumstances and potential vulnerabilities. The contingency planning also includes assessing the dependency of Hartford Life Insurance Company's business on third parties and their Year 2000 readiness. The Company currently anticipates that internal and external contingency plans will be substantially complete by the end of the second quarter of 1999. However, in many contexts, Year 2000 issues are dynamic, and ongoing assessments of business functions, vulnerabilities and risks must be made. As such, new contingency plans may be needed in the future and/or existing plans may need to be modified as circumstances warrant.

                                   APPENDIX A
                          MARKET VALUE LUMP SUM OPTION

If A is greater than B, the Market Value Adjustment factor equals 1.

If B is greater than A, the Market Value Adjustment factor equals 1 - (6(B-A))

         WHERE:

               A  = The weighted average interest rate (expressed as a
                    decimal, e.g., 1% = .01) being credited under the General Account Option as of the date of termination.

               B  = The average yield (expressed as a decimal, e.g. 1% = .01)
                    for the month prior to the date of termination of the higher of the Salomon Brothers weekly index of new Long Term Public Utilities rated Aa by Moody's Investors Service, Inc. and the Salomon Brothers weekly Index of Current Coupon 30 year Federal National Mortgage Association Securities, or the equivalents of such indices.

BOOK VALUE SPREAD OPTION

Interest to be credited on unpaid balance ("i") equals (A - 2(B-A)) - .005, where A and B are defined as above.

Examples of Contract Termination:  (Assuming a 5% Contingent  Deferred Sales
                                   Charge, and no Policy Fees or Premium Taxes are applicable)


                                   INTEREST RATE CREDITED TO                      ACTIVE LIFE FUND ATTRIBUTABLE TO
                                   CONTRIBUTIONS DEPOSITED IN THE GIVEN           CONTRIBUTIONS DEPOSITED IN THE GIVEN
                                   CALENDAR YEAR                                  CALENDAR YEAR
           1992                    6.00%                                          $    300,000
           1993                    6.50%                                               600,000
           1994                    7.00%                                               700,000
           TOTAL                   6.63%*                                         $  1,600,000

           *Total = the weighted average interest rate being credited on the date of termination ("A"), calculated as follows:

300,000 X .06 + 600,000 X .065 + 700,000 X .07
----------------------------------------------
300,000 + 600,000 + 700,000                         = .0663 = 6.63%

At termination, the book value of the General Account Option portion of the Active Life Fund would be $1,600,000. This amount is reduced by Contingent Sales Charges of 5%, or $80,000. The remaining $1,520,000 would be payable under either Option 1 (Book Value Spread Option) or Option 2 (Market Value Lump Sum Option.)

EXAMPLE 1

         B = .09

         If the Book Value Spread Option is selected, the Book Value Spread rate of interest would equal 1.39% (.0663 - 2 (.09 - .0663)) - .005 =
         .0139). The Contract Owner would receive six annual payments (beginning immediately) of $262,153.80.

         If the Market Value Lump Sum Option is selected, the Market Value Factor is 1 - (6(.09 - .0663)) = .8578 and the payout would be $1,520,000 x .8578 = $1,303,856.

EXAMPLE 2

         B = .07

         If the Book Value Spread Option is selected, the Book Value Spread rate of interest would equal 7% (the maximum value of i) and the Contract Owner would receive six annual payments (beginning immediately) of $298,027.68.

         If the Market Value Lump Sum Option is selected, the Market Value factor would be 1 and the amount payable to the Contract Owner upon termination of the Contract would be $1,520,000.

         The assessment of Policy Fees, if any, will reduce the amount payable to the Contract Owner upon termination of the contract.

                        HARTFORD LIFE INSURANCE COMPANY


                          AUDITED FINANCIAL STATEMENTS


                         FOR FISCAL YEAR ENDED 12/31/98


                            TO BE FILED BY AMENDMENT

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          Not applicable.

Item 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          Under Section 33-772 of the Connecticut General Statutes, unless limited by its certificate of incorporation, the Registrant must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

          The Registrant may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal proceeding, had no reason to believe his conduct was unlawful. Conn. Gen. Stat. Section 33-771(a). Additionally, pursuant to Conn. Gen Stat. Section 33-776, the Registrant may indemnify officers and employees or agents for liability incurred and for any expenses to which they become subject by reason of being or having been an employee or officer of the Registrant. Connecticut law does not prescribe standards for the indemnification of officers, employees and agents and expressly states that their indemnification may be broader than the right of indemnification granted to directors.

          The foregoing statements are specifically made subject to the detailed provisions of Section 33-770, et. seq.

          Notwithstanding the fact that Connecticut law obligates the Registrant to indemnify a director only that was successfully on the merits in a suit, under Article VIII, Section 1 of the Registrant=s bylaws, the Registrant must indemnify both officers and directors of the Registrant for (1) any claims and liabilities to which they become subject by reason of being or having been a director or officer of the Registrant and legal and
          (2) other expenses incurred in defending against such claims, in each case, to the extent such is consistent with statutory provisions.

          Additionally, the directors and officers the Registrant and Hartford Securities Distribution Company, Inc. (AHSD@) are covered under a directors and officer liability insurance policy issued to The Hartford Financial Services Group, Inc. And its subsidiaries. Such policy will reimburse the Registrant for any payments that it shall make to directors and officers pursuant to law and will, subject to certain exclusions contained in the policy, further pay any other costs, charges and expenses and settlements and judgements arising from any proceeding involving any director or officer of the Registrant in his part or present capacity as such, and for which he may be liable, except as to any liabilities arising from acts that are deemed to be uninsurable.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act will be governed by the final adjudication of such issue.

Item 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


    NUMBER   DESCRIPTION                  METHOD OF FILING

    1        Underwriting Agreement       Incorporated by reference to
                                          the Registration Statement File
                                          No. 33-17324, dated May 1,1996.

    4        Group Annuity Contract       Incorporated by reference to the
                                          Registration Statement File No.
                                          33-17324, dated May 1,1995.

    5        Opinion re:  Legality        To be Filed by Amendment.

    23(a)    Legal Consent                To be Filed by Amendment.

    23(b)    Consent of Arthur Anderson   To be Filed by Amendment.
             LLP, Independent Public
              Accountants

    24       Power of Attorney            Filed herewith.

    27       Financial Data Schedule      To be Filed by Amendment .

Item 17.  UNDERTAKINGS.

          (a) The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                    ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                    iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including (but not limited to) any addition or deletion of a managing underwriter;

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned Registrant hereby undertakes to, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant=s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shll be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that is has reeasonable grounds to believe that it meets all the requirements for filing this Post-Effective Amendment on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut on this 1st day of April, 1999.


HARTFORD LIFE INSURANCE COMPANY

*By: THOMAS M. MARRA                       *By: /s/ Marianne O'Doherty
     -----------------------------------       --------------------------------
Thomas M. Marra,Executive Vice President    Marianne O'Doherty
                                             Attorney-In-Fact


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on this 7th day of April, 1999.

Gregory A. Boyko, Senior Vice President,
    Director *
Lynda Godkin, Senior Vice President,
   General Counsel and Corporate
    Secretary and Director*
Thomas M. Marra, Executive Vice                *By: /s/ Marianne O'Doherty
   President, Director*                             ---------------------------
Lowndes A. Smith, President,                        Marianne O'Doherty
   Chief Executive Officer, Director *               Attorney-In-Fact
David M. Znamierowski, Senior Vice President,
    Director*                                   April 1, 1999

                                  EXHIBIT INDEX

   24       Copy of Power of Attorney